UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  October 02, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - OCTOBER 1, 2007

            MINERA PHELPS DODGE DEL PERU OPTIONS PERUVIAN EXPLORATION
                          PROJECTS TO AMERA RESOURCES

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce that the Company, through its subsidiary Amera Resources (BVI) Inc., has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in six exploration properties in Peru. Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

"We are very pleased to partner with MPDP to advance these exciting projects," said Mr. Nikolaos Cacos, President & C.E.O. "In particular the Junin group of properties, located adjacent to our flagship Cocha copper-silver project, presents very similar potential and greatly enhances our property portfolio in the region."

The company has identified three copper-silver and one gold-copper-silver mineralized zones on its 100% owned Cocha project. With the addition of the MPDP properties, Amera's land package surrounding Cocha totals 16,560 hectares (ha). Drilling along the discovery outcrop trend in 2006 intersected 30.23m grading 2.67% copper and 24.1 g/t silver in diamond drill hole COCHA-06-03. A Phase II drill program designed to test the mineralized extension of last year's discovery hole is planned to commence shortly. Surface work to advance the other targets on the property to the drill-ready stage is proceeding in tandem with permitting.

MPDP'S JUNIN GROUP OF PROJECTS

This group of properties comprises the Huari (4,000 ha), Ocoro (2,000 ha), Rosas Pampa (1,500 ha) and Cinta Verde (2,000 ha) claim groups.

The Huari property is the most advanced MPDP project of the Junin group and is located immediately south of the Amera's Cocha claim block. MPDP has identified 20 sediment-hosted copper-silver showings on the property and has collected 280 rock samples. Four main zones of interest are identified: Puru Puru NW, Puru Puru SE, Llaulli, and Anas. Puru Puru NW, the most advanced prospect, hosts a mineralized zone extending over 200m in length and striking beneath soil cover, with widths between 15 and 30m. MPDP reports average assays of 1.2% Cu and 31 g/t Ag from the Puru Puru NW zone.

The northern extension of the zone extends over 100m with widths ranging from 0.5m to 2m. The southern extension is soil covered and a copper in soil anomaly has been identified in the area. Four drill holes had been planned by MPDP to test the zone to 300m depth. Further south at Cinta Verde a resistant silicified and sericitized reddish conglomerate sandstone that varies in thickness from 0.5m to 2m has been traced continuously for 2km. MPDP reports that values from 5 rock samples range from 0.08% to 2.3% Cu.



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News Release                                                     October 1, 2007
Amera Resources Corporation                                               Page 2
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MPDP'S AREQUIPA GROUP OF PROJECTS

The Humaro property encompasses 1,600 ha in the Arequipa department of southern Peru. Previous work focused on the Humaro claim block where reconnaissance geologic mapping and rock sampling identified a zone with anomalous copper mineralization, mostly as oxides, over an area of 2 km by 0.4 km. Within this zone, veinlet mineralization hosted by andesite outcrops over an area of 500m by 400m. Values reported from MPDP rock samples grade up to 3.78% copper. The target is a buried copper porphyry stock beneath the copper mineralized veinlet system on surface.

OPTION TERMS

In order to earn a 70% undivided interest in these projects, Amera must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before 14 September, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed by Amera.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 19


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